Filed Pursuant to Rule 424(b)(2)

Registration No. 333-289203

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 26, 2026

Pricing Supplement dated            , 2026

(To Stock-Linked Underlying Supplement dated July 6, 2026,

Prospectus Supplement dated July 6, 2026, and Prospectus dated July 6, 2026)

Marex Group Limited

$                Autocallable Contingent Income (with Memory) Barrier Notes Linked to the Worst Performing of the Common Stock of Marvell Technology, Inc., the Common Stock of Palo Alto Networks, Inc. and the Common Stock of ServiceNow, Inc. due August 31, 2028

►	Monthly Contingent Coupons (with Memory) at a rate of 1.892% (equivalent to 22.704% per annum), payable if the Closing Price of each of the common stock of Marvell Technology, Inc., the common stock of Palo Alto Networks, Inc. and the common stock of ServiceNow, Inc. (each, an “Underlying” and together the “Underlyings”) on the applicable Coupon Determination Date is greater than or equal to 50.00% of its Initial Value.
►	Callable monthly at the Principal Amount plus the applicable Contingent Coupon (with Memory) if the Closing Price of each Underlying on any Call Observation Date on or after August 27, 2027 is at or above its Call Threshold (100% of its Initial Value).
►	If the Notes are not called, at maturity:

o	Return of the Principal Amount if (1) a One Star Event has occurred or (2) a One Star Event has not occurred but the Final Value of the Worst Performing Underlying is at or above its Barrier Value;
o	If a One Star Event has not occurred and the Final Value of the Worst Performing Underlying is below its Barrier Value, there is full exposure to declines in the Worst Performing Underlying, and you will lose all or a portion of your Principal Amount.

►	Term: Approximately 2 years, if not called
►	All payments on the Notes are subject to the credit risk of Marex Group Limited (“Marex”)

Application has been made for the Autocallable Contingent Income (with Memory) Barrier Notes (the “Notes”) offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility (“Vienna MTF”) of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, “MiFID II”). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the “EEA”) or the United Kingdom (the “UK”). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $930.00 and $980.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See ” Summary—Estimated Initial Value” on page PS-4 and “Risk Factors” beginning on page PS-8 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00
Total

(1)	Marex Capital Markets Inc. (“MCMI”), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of up to $10.00 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-17 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “General” in this document.

Issuer:	Marex Group Limited
Principal Amount:	$1,000 per Note
Reference Asset:	The worst performing of the common stock of Marvell Technology, Inc. (Bloomberg ticker: MRVL) (the “MRVL”), the common stock of Palo Alto Networks, Inc. (Bloomberg ticker: PANW) (the “PANW”) and the common stock of ServiceNow, Inc. (Bloomberg ticker: NOW) (the “NOW”).
Pricing Date:	August 27, 2026
Trade Date:	August 27, 2026
Original Issue Date:	September 1, 2026
Final Valuation Date:	August 28, 2028, subject to adjustment as described under “Additional Terms of the Notes―Valuation Dates” in the accompanying underlying supplement.
Maturity Date:	August 31, 2028, subject to adjustment as described under “Additional Terms of the Notes―Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.
Call Feature:	If the Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon (with Memory) on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% of its Initial Value.
Contingent Coupon (with Memory):

If the Closing Price of each Underlying is greater than or equal to its Coupon Trigger on a Coupon Determination Date, you will receive the Contingent Coupon of $18.92 per $1,000 Principal Amount on the applicable Coupon Payment Date.

If the Closing Price of any Underlying is less than its Coupon Trigger on a Coupon Determination Date, the Contingent Coupon applicable to such Coupon Determination Date will not be payable to you on the relevant Coupon Payment Date.

In addition, if a Contingent Coupon is not payable on a Coupon Payment Date because the Closing Price of any Underlying on the relevant Coupon Determination Date is less than its Coupon Trigger, such Contingent Coupon will be payable on a later Coupon Payment Date if the Closing Price of each Underlying is equal to or greater than its Coupon Trigger on such later Coupon Determination Date, up to and including the Final Valuation Date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on any subsequent Coupon Payment Date.

You may not receive any Contingent Coupons (with Memory) over the term of the Notes.

Contingent Coupon Rate:	1.892% per month (equivalent to 22.704% per annum)
Coupon Trigger:	With respect to each Underlying, 50.00% of its Initial Value.
Barrier Value:	With respect to each Underlying, 50.00% of its Initial Value.
One Star Event:	A One Star Event occurs if the Final Value of at least one Underlying is at or above its Initial Value.

Payment at Maturity:

Unless the Notes are automatically called, for each $1,000 Principal Amount, in addition to the final Contingent Coupon (with Memory), if payable, you will receive a cash payment on the Maturity Date, calculated as follows:

o          If a One Star Event has occurred:

$1,000

In this case, the final Contingent Coupon (with Memory) will not be payable if the Reference Return of the Worst Performing Underlying is less than -50.00%.

o          If a One Star Event has not occurred and

■     If the Reference Return of the Worst Performing Underlying is greater than or equal to -50.00%:

$1,000 + final Contingent Coupon (with Memory)

■     If the Reference Return of the Worst Performing Underlying is less than -50.00%:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

In this case, you will not receive the final Contingent Coupon (with Memory), and you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons (with Memory) received prior to maturity, your return on the Notes may be negative.

Coupon Determination Dates and Coupon Payment Dates:	Coupon Determination Dates		Coupon Payment Dates
	September 28, 2026		October 1, 2026
	October 27, 2026		October 30, 2026
	November 27, 2026		December 2, 2026
	December 28, 2026		December 31, 2026
	January 27, 2027		February 1, 2027
	March 1, 2027		March 4, 2027
	March 29, 2027		April 1, 2027
	April 27, 2027		April 30, 2027
	May 27, 2027		June 2, 2027
	June 28, 2027		July 1, 2027
	July 27, 2027		July 30, 2027
	August 27, 2027	*	September 1, 2027	**
	September 27, 2027	*	September 30, 2027	**
	October 27, 2027	*	November 1, 2027	**
	November 29, 2027	*	December 2, 2027	**
	December 27, 2027	*	December 30, 2027	**
	January 27, 2028	*	February 1, 2028	**
	February 28, 2028	*	March 2, 2028	**
	March 27, 2028	*	March 30, 2028	**
	April 27, 2028	*	May 2, 2028	**
	May 30, 2028	*	June 2, 2028	**
	June 27, 2028	*	June 30, 2028	**
	July 27, 2028	*	August 1, 2028	**
	August 28, 2028 (the Final Valuation Date)		August 31, 2028 (the Maturity Date)

*These Coupon Determination Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” and “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

Call Observation Dates:	The Coupon Determination Dates beginning on August 27, 2027 and ending on July 27, 2028, as indicated above.

Call Payment Dates:	The relevant Coupon Payment Dates, as indicated above.
Worst Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value
Initial Value:	With respect to each Underlying, its Closing Price on the Trade Date, each subject to adjustment as described under “Additional Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.
Final Value:	With respect to each Underlying, its Closing Price on the Final Valuation Date.
CUSIP/ISIN:	56653C3B9 / US56653C3B91
Form of Notes:	Book-Entry
Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this document relates. See “Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
Calculation Agent:	Marex Financial, one of our affiliates

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of Marex. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated July 6, 2026 (the “prospectus”), the prospectus supplement dated July 6, 2026 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated July 6, 2026 (the “underlying supplement”). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-8 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “Marex”, “we”, “us” and “our” are to Marex Group Limited. References to “Reference Stock” or “Worst Performing Stock” in the underlying supplement will be references to “Underlying” or “Worst Performing Underlying” in this document. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

🞂	The underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295592/d157774d424b2.htm

🞂	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295582/d135207d424b2.htm

🞂	The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295577/d124247d424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying MCMI. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENTS ON THE NOTES

Call Feature

If the Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon (with Memory) on the corresponding Call Payment Date.

Contingent Coupon (with Memory)

We will pay a monthly Contingent Coupon on a Coupon Payment Date if the Closing Price of each Underlying on the applicable Coupon Determination Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons (with Memory) payable on the Notes, see “Additional Terms of Notes—Certain Definitions—Record Date” beginning on page S-16 of the accompanying underlying supplement. The Contingent Coupon Rate will be 22.704% per annum (or $18.92 per $1,000 Principal Amount per month, if payable). In addition, if a Contingent Coupon is not payable on a Coupon Payment Date because the Closing Price of any Underlying on the relevant Coupon Determination Date is less than its Coupon Trigger, such Contingent Coupon will be payable on a later Coupon Payment Date if the Closing Price of each Underlying is equal to or greater than its Coupon Trigger on such later Coupon Determination Date, up to and including the Final Valuation Date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on any subsequent Coupon Payment Date.

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment determined as follows:

o	If a One Star Event has occurred:

$1,000

In this case, the final Contingent Coupon (with Memory) will not be payable if the Reference Return of the Worst Performing Underlying is less than -50.00%.

o	If a One Star Event has not occurred and

■	If the Reference Return of the Worst Performing Underlying is greater than or equal to -50.00%:

$1,000 + final Contingent Coupon (with Memory)

■	If the Reference Return of the Worst Performing Underlying is less than -50.00%:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

In this case, you will not receive the final Contingent Coupon (with Memory), and you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons (with Memory) received prior to maturity, your return on the Notes may be negative.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

🞂	You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

🞂	You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

🞂	You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.

🞂	You believe that the Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Coupon Determination Dates, and a One Star Event will occur or the Final Value of the Worst Performing Underlying will be at or above its Barrier Value.

🞂	You seek a monthly Contingent Coupon (with Memory), based on the performance of the Underlyings, that will be payable if the Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Determination Date.

🞂	You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons (with Memory) payable on the Notes.

🞂	You do not seek an investment that provides an opportunity to participate in the appreciation of any Underlying.

🞂	You are willing to make an investment that is exposed to the potential downside performance of the Worst Performing Underlying on a 1-to-1 basis if the Notes are not called, a One Star Event does not occur and the Reference Return of the Worst Performing Underlying is less than -50.00%.

🞂	You are willing to lose up to 100% of the Principal Amount.

🞂	You understand that if a One Star Event does not occur, the return on the Notes will depend solely on the performance of the Worst Performing Underlying and consequently, the Notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.

🞂	You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

🞂	You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the Underlyings.

🞂	You do not seek an investment for which there will be an active secondary market.

🞂	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.

🞂	You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

🞂	You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

🞂	You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

🞂	You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.

🞂	You believe that the Closing Price of each Underlying will be below its Coupon Trigger on most or all the Coupon Determination Dates, a One Star Event will not occur and the Final Value of the Worst Performing Underlying will be below its Barrier Value.

🞂	You believe that the Contingent Coupons (with Memory), if any, will not provide you with your desired return.

🞂	You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons (with Memory) payable on the Notes.

🞂	You seek an investment that provides an opportunity to participate in the appreciation of one or more Underlyings.

🞂	You are unwilling to make an investment that is exposed to the potential downside performance of the Worst Performing Underlying on a 1-to-1 basis if the Notes are not called, a One Star Event does not occur and the Reference Return of the Worst Performing Underlying is less than -50.00%.

🞂	You seek an investment that provides full return of principal at maturity.

🞂	You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Worst Performing Underlying if a One Star Event does not occur.

🞂	You are unable or unwilling to hold the Notes that will be automatically called on any Call Observation Date on which the Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

🞂	You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings.

🞂	You seek an investment for which there will be an active secondary market.

🞂	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.

🞂	You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplement. In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

🞂	“—Risks Related to Note Issuances” in the prospectus supplement; and

🞂	“—General risks related to a Reference Stock” in the underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called, a One Star Event does not occur and the Final Value of the Worst Performing Underlying is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Worst Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons (with Memory) received prior to maturity, your return on the Notes may be negative in this case.

The Notes may be called prior to maturity, and the Notes are subject to reinvestment risk.

If the Notes are called early, the holding period over which you may receive the Contingent Coupons (with Memory) could be as little as approximately 12 months. Once the Notes are called, you will lose the opportunity to continue to receive the Contingent Coupons (with Memory) from the relevant Call Payment Date to the Maturity Date, and the total return on the Notes could be minimal. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

The Notes do not provide for fixed payments of interest and you may receive no Contingent Coupons (with Memory) on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon (with Memory) if, and only if, the Closing Price of the Worst Performing Underlying on the related Coupon Determination Date is greater than or equal to its Coupon Trigger. Although the Notes have a memory coupon feature, if the Closing Price of the Worst Performing Underlying is less than its Coupon Trigger on each Coupon Determination Date over the term of the Notes, you will not receive any Contingent Coupons (with Memory) over the entire term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the Contingent Coupon (with Memory) coincides with a period of greater risk of principal loss on your Notes. Even if all of the Contingent Coupons (with Memory) are paid during the term of the Notes, the payments may be at irregular intervals, and a significant portion of the term of the Notes may pass without any payments being made.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons (with Memory), if any, regardless of any appreciation in the value of any Underlying.

You will not participate in any appreciation of any Underlying. Whether the Notes are called or at maturity, the total payments on the Notes will not exceed the Principal Amount plus any Contingent Coupons (with Memory), regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Coupon Trigger on a Coupon Determination Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons (with Memory) or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Worst Performing Underlying and the potential to lose some or all of your principal at maturity while not receiving any Contingent Coupons (with Memory) during the term of the Notes.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Coupon Determination Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Closing Prices of the Underlyings on the Coupon Determination Dates, including the Final Valuation Date, each subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on a Coupon Determination Date but then decreases on a Coupon Determination Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant monthly period. Similarly, if the Notes are not called, even if the value of the Worst Performing Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Worst Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Coupon Determination Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Closing Prices of the Underlyings on the applicable Coupon Determination Dates.

If a One Star Event does not occur, the Notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Underlying performs poorly, even if the other Underlyings perform favorably.

If a One Star Event does not occur, you are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Underlyings perform favorably. The Notes are not linked to a basket composed of the Underlyings, where the better performance of one Underlying could offset the poor performance of the others. Instead, you are subject to the full risks of the Worst Performing Underlying on the Final Valuation Date if a One Star Event does not occur. As a result, the Notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the Notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying when a One Star Event does not occur.

Risks Relating to the Reference Asset

The Notes will be subject to single stock risk.

The price of an Underlying can rise or fall sharply due to factors specific to that Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

There will be limited anti-dilution protection.

For certain events affecting shares of an Underlying, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the Notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of an Underlying. If an event occurs that does not require the calculation agent to adjust the price of the Reference Asset, the market value of the Notes and the amount due on the Notes may be materially and adversely affected.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market’s view of its creditworthiness.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of Marex’s creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for any payments on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates’ internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in any Underlying.

As a holder of the Notes, you will not have any ownership interest in any Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on any Underlying, the Notes may underperform an investment in an Underlying.

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or that an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer’s hedging arrangements, the Reference Asset(s), taxation, the relevant currency or other matters – outside of the Issuer’s control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Reference Asset(s) and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of any Underlying relative to its Initial Value. We cannot predict the Closing Price of any Underlying on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes have not been automatically called prior to maturity and are held to maturity, and that all Contingent Coupons with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity. The following table and examples assume the following:

Principal Amount:	$1,000
Contingent Coupon:	$18.92 (or 1.892% of the Principal Amount, equivalent to 22.704% per annum)

Hypothetical Initial Value of the Worst Performing Underlying:	$100
Hypothetical Coupon Trigger of the Worst Performing Underlying:	$50 (50% of its Initial value)
Hypothetical Barrier Value of the Worst Performing Underlying:	$50 (50% of its Initial value)

		A One Star Event has occurred		A One Star Event has not occurred
Hypothetical Final Value of the Worst Performing Underlying	Hypothetical Reference Return of the Worst Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Paid Prior to Maturity and Assuming All Previous Contingent Coupons Have Been Paid Prior to Maturity)	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Paid Prior to Maturity and Assuming All Previous Contingent Coupons Have Been Paid Prior to Maturity)
$200.00	100.00%	$1,018.92(1)	1.892%	N/A	N/A
$175.00	75.00%	$1,018.92	1.892%	N/A	N/A
$150.00	50.00%	$1,018.92	1.892%	N/A	N/A
$125.00	25.00%	$1,018.92	1.892%	N/A	N/A
$100.00(2)	0.00%	$1,018.92	1.892%	N/A	N/A
$90.00	-10.00%	$1,018.92	1.892%	$1,018.92(1)	1.892%
$80.00	-20.00%	$1,018.92	1.892%	$1,018.92	1.892%
$70.00	-30.00%	$1,018.92	1.892%	$1,018.92	1.892%
$60.00	-40.00%	$1,018.92	1.892%	$1,018.92	1.892%
$50.00(3)	-50.00%	$1,018.92	1.892%	$1,018.92	1.892%
$49.00	-51.00%	$1,000.00	0.000%	$490.00	-51.000%
$25.00	-75.00%	$1,000.00	0.000%	$250.00	-75.000%
$10.00	-90.00%	$1,000.00	0.000%	$100.00	-90.000%
$0.00	-100.00%	$1,000.00	0.000%	$0.00	-100.000%

(1)	Assuming all Contingent Coupons with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity, the Payment at Maturity will not exceed the Principal Amount plus the final Contingent Coupon.

(2)	The hypothetical Initial Value of $100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Value of any Underlying.
(3)	This is the hypothetical Coupon Trigger and Barrier Value of the Worst Performing Underlying.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes have not been automatically called prior to maturity and are held to maturity.

Scenario A: A One Star Event Occurs

Example 1: The Reference Return of the Worst Performing Underlying Is 50.00%.

If a One Star Event occurs and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, the Payment at Maturity would be $1,018.92 per $1,000 Principal Amount, calculated as follows:

$1,000 + final Contingent Coupon

= $1,000 + ($1,000 × 1.892%)

= $1,018.92

Example 1 shows that, assuming all Contingent Coupons with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity, the Payment at Maturity will be fixed at the Principal Amount plus the final Contingent Coupon when the Notes are not called, a One Star Event occurs and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, regardless of the extent to which the value of the Worst Performing Underlying increases on the Final Valuation Date.

Example 2: The Reference Return of the Worst Performing Underlying Is -20.00%.

If a One Star Event occurs and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, the Payment at Maturity would be $1,018.92 per $1,000 Principal Amount, calculated as follows:

$1,000 + final Contingent Coupon

= $1,000 + ($1,000 × 1.892%)

= $1,018.92

Example 2 shows that, assuming all Contingent Coupons with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity, the Payment at Maturity will be fixed at the Principal Amount plus the final Contingent Coupon when the Notes are not called, a One Star Event occurs and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, although the value of the Worst Performing Underlying decreases moderately on the Final Valuation Date.

Example 3: The Reference Return of the Worst Performing Underlying Is -75.00%.

If a One Star Event occurs but the Final Value of the Worst Performing Underlying is below its Coupon Trigger, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount, and the final Contingent Coupon is not payable.

Example 3 shows that the Payment at Maturity will be the Principal Amount when the Notes are not called and a One Star Event occurs, but the final Contingent Coupon is not payable if the Final Value of the Worst Performing Underlying is below its Coupon Trigger.

Scenario B: A One Star Event Does Not Occur

Example 4: The Reference Return of the Worst Performing Underlying Is -10.00%.

When a One Star Event does not occur, because the Final Value of the Worst Performing Underlying is greater than or equal to its Barrier Value, the Payment at Maturity would be $1,018.92 per $1,000 Principal Amount, calculated as follows:

$1,000 + final Contingent Coupon

= $1,000 + ($1,000 × 1.892%)

= $1,018.92

Example 4 shows that when a One Star Event does not occur, assuming all Contingent Coupons with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity, the Payment at Maturity will equal the Principal Amount plus the final Contingent Coupon when the Final Value of the Worst Performing Underlying is at or above its Barrier Value, although the value of the Worst Performing Underlying has decreased moderately.

Example 5: The Reference Return of the Worst Performing Underlying Is -75.00%.

When a One Star Event does not occur, because the Final Value of the Worst Performing Underlying is less than its Barrier Value, the Payment at Maturity would be $250.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 5 shows that when a One Star Event does not occur, you are exposed on a 1-to-1 basis to any decrease in the value of the Worst Performing Underlying from its Initial Value if its Final Value is less than its Barrier Value, and the final Contingent Coupon is not payable. You may lose up to 100% of your Principal Amount at maturity. Even with any Contingent Coupons (with Memory), the return on the Notes could be negative.

These examples illustrate that you will not participate in any appreciation of any Underlying, but will be fully exposed to a decrease in the Worst Performing Underlying if the Notes are not called, a One Star Event does not occur, and the Final Value of the Worst Performing Underlying is less than its Barrier Value.

DESCRIPTION OF THE REFERENCE ASSET

Description of the MRVL

Marvell Technology, Inc. is a fabless designer, developer and marketer of analog, mixed-signal and digital signal processing circuits. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-40357, or its CIK Code: 0001835632. Its common stock is listed on the Nasdaq Global Select Market under the ticker symbol “MRVL.”

Historical Performance of the MRVL

The following graph sets forth the historical performance of the MRVL based on the daily historical closing prices from August 25, 2021 through August 25, 2026. We obtained the closing prices below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the MRVL should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the MRVL on any Coupon Determination Date, including the Final Valuation Date.

Description of the PANW

Palo Alto Networks, Inc. is a cybersecurity provider. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35594, or its CIK Code: 0001327567. Its common stock is listed on the Nasdaq Global Select Market under the ticker symbol “PANW.”

Historical Performance of the PANW

The following graph sets forth the historical performance of the PANW based on the daily historical closing prices from August 25, 2021 through August 25, 2026. We obtained the closing prices below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the PANW should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the PANW on any Coupon Determination Date, including the Final Valuation Date.

Description of the NOW

ServiceNow, Inc. provides enterprise cloud computing solutions. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35580, or its CIK Code: 0001373715. Its common stock is listed on the New York Stock Exchange under the ticker symbol “NOW.”

Historical Performance of the NOW

The following graph sets forth the historical performance of the NOW based on the daily historical closing prices from August 25, 2021 through August 25, 2026. We obtained the closing prices below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the NOW should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the NOW on any Coupon Determination Date, including the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI proposes to offer the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you

In addition, MCMI or another of our affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder’s investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as a contingent income-bearing pre-paid executory contract for U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as contingent income-bearing pre-paid executory contracts in respect of the Underlyings for U.S. federal income tax purposes. Pursuant to such treatment, any Contingent Coupon that is paid by us (including on the Maturity Date or Call Payment Date) should be included in a U.S. Holder’s income as ordinary income at the time accrued or received in accordance with such holder’s normal method of accounting for U.S. federal income tax purposes.

In addition, excluding amounts attributable to any Contingent Coupon, a U.S. Holder should generally recognize capital gain or loss upon redemption, sale or maturity or other taxable disposition of such holder’s Notes in an amount equal to the difference between the amount realized at such time (other than any amount attributable to any accrued but unpaid Contingent Coupon) and such holder’s tax basis in such Notes. In general, a U.S. Holder’s tax basis in the Notes will equal the holder’s cost for the Notes. Such gain or loss should generally be long-term capital gain or loss if a U.S. Holder has held the Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding this risk.

The U.S. federal income tax consequences of a U.S. Holder’s investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations” and in particular the discussion under “U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts” and the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”.

Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.